February 28, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Keira Nakada

Doug Jones

Eric Envall

Dietrich King

Re:                             Accolade, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted February 13, 2020

CIK No. 1481646

Dear Ms. Nakada and Messrs. Jones, Envall and King:

On behalf of Accolade, Inc. (“Accolade” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is publicly filing via EDGAR a revised registration statement (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operation Results of Operations

Comparison of Nine Months Ended November 30, 2018 and 2019, page 86

1.                                     For the nine months ended November 30, 2018 and 2019, you disclose on page 82 the gross margin increased from 28.1% to 41.3%, respectively, and on page 86 cost of revenue as a percent of revenue decreased from 72% to 59%, respectively. Please include an analysis of the significant changes in these ratios and any trend information associated with them.  Refer to the last sentence of Item 303(b) (and applicable instructions thereto) and all of Item 303(b)(2) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages

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83, 84 and 89 of the Registration Statement.

Liquidity and Capital Resources
Cash Flows

Operating Activities, page 94

2.                                     You disclose timing affects payments from customers as well as deferred revenue as the reason for the increase in net cash used for the nine months ended November 2019 from nine months ended November 2018. Please expand to discuss the underlying factors impacting the timing. For example, discuss whether collections from customers are taking longer or are less than expected and the reason why.  In regard to deferred revenue, explain why timing is the reason for the variance. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Response: In response to the Staff’s comment, please note, respectfully, that this increase in cash used in Operating Activities was not related to collections from customers taking longer or being less than expected. The Company has revised the disclosure on page 95 of the Registration Statement.

Please contact me at (206) 452-8756 with any questions or further comments.

Sincerely,

/s/ Alan D. Hambelton
Alan D. Hambelton

cc:                                Rajeev Singh, Accolade, Inc.

Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

John W. Robertson, Cooley LLP

Christopher J. Austin, Paul Hastings LLP